Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 13

BEIJING, China, March 14, 2017 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter and Fiscal Year 2016 Highlights

•                      Net advertising revenues for the fourth quarter of 2016 increased by 2.0% to RMB353.2 million (US$50.9 million) from RMB346.2 million in the same period last year.

•                      Paid service revenues for the fourth quarter of 2016 were RMB58.7 million (US$8.5 million), as compared to RMB84.6 million in the same period last year.

•                      Net advertising revenues for fiscal year 2016 were flat at RMB1.23 billion (US$177.5 million).

•                      Paid service revenues for fiscal year 2016 were RMB212.7 million (US$30.6 million), as compared to RMB382.7 million in fiscal year 2015.

“We are very pleased to have delivered better than expected top- and bottom-line results,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “Our solid financial performance is a testament to the strengthening of our mobile platforms. In 2016, we made substantial strides in our mobile strategy as we continued to invest in both the ifeng News app and Yidian Zixun (“Yidian” 1, a strategic investment of ifeng), further driving our overall mobile expansion plan. Consequently, we witnessed significant increase in the Company’s mobile advertising revenues by almost 54% year-over-year. As we continue investing into our mobile expansion, we will not lose focus of our core strengths and competencies in professional content creation. By creating our own live broadcasting brand, Feng Zhibo, we continued to focus on developing a differentiated, innovative, and industry leading approach to live broadcasting. We are confident that we are well positioned to capture market opportunities arising from the growing demand for media content on major events and current affairs that are having a growing impact on the global landscape. With an increasingly competitive industry environment, we expect this year will be another challenging year for us and our key objective is to gain market share through user expansion supported by big data technology and high-quality journalism.”

Mr. Ya Li, President of Phoenix New Media, further stated, “As the industry and our viewers’ consumption habits evolve, both ifeng and Yidian continued to make solid progress in improving our platform with cutting-edge technologies and high-quality proprietary content. The total daily active users of Yidian, including both app and browser, reached over 45 million in February 2017. We remain focused on enhancing our collaboration with leading Chinese handset manufacturers, such as OPPO and Xiaomi for Yidian app, and Huawei for ifeng News app, to further drive user growth. Looking ahead, we will continue to deepen these relationships in order to accelerate both apps’ user growth and establish Yidian as the leading customized content consumption platform in China.”

1  The Company has accounted for its investments in Yidian as available-for-sale investments.

Fourth Quarter 2016 Financial Results

REVENUES

Total revenues for the fourth quarter of 2016 were RMB411.9 million (US$59.3 million), as compared to RMB430.8 million in the fourth quarter of 2015.

Net advertising revenues (net of advertising agency service fees) for the fourth quarter of 2016 increased by 2.0% to RMB353.2 million (US$50.9 million) from RMB346.2 million in the fourth quarter of 2015. The increase was primarily due to the 22.5% year-over-year growth in mobile advertising revenues and was partially offset by the 9.2% year-over-year decrease in PC advertising revenues.

Paid service revenues for the fourth quarter of 2016 were RMB58.7 million (US$8.5 million), as compared to RMB84.6 million in the fourth quarter of 2015, primarily due to the 47.9% year-over-year decrease in mobile value-added services (“MVAS”)2 revenues to RMB31.1 million (US$4.5 million) from RMB59.6 million in the fourth quarter of 2015. The decrease in MVAS revenues mainly resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with the Company’s expectations given the shrinking demand for such services in general. Revenues from games and others3 for the fourth quarter of 2016 increased by 10.6% to RMB27.7 million (US$4.0 million) from RMB25.0 million in the fourth quarter of 2015, which was primarily due to the increase in revenues from online digital reading.

COST OF REVENUES

Cost of revenues for the fourth quarter of 2016 decreased by 0.9% to RMB205.2 million (US$29.6 million) from RMB207.0 million in the fourth quarter of 2015, which was primarily due to the decrease in revenue sharing fees. Revenue sharing fees to telecom operators and channel partners for the fourth quarter of 2016 decreased to RMB17.3 million (US$2.5 million) from RMB46.6 million in the fourth quarter of 2015, which was primarily due to the decrease in sales of MVAS products. Content and operational costs for the fourth quarter of 2016 increased to RMB138.6 million (US$20.0 million) from RMB106.6 million in the fourth quarter of 2015, which was primarily due to the increase in general operating cost and advertisement-related content production cost. Bandwidth costs for the fourth quarter of 2016 decreased to RMB15.2 million (US$2.2 million) from RMB19.7 million in the fourth quarter of 2015. Sales taxes and surcharges for the fourth quarter of 2016 slightly decreased to RMB34.1 million (US$4.9 million) from RMB34.2 million in the fourth quarter of 2015. Share-based compensation included in cost of revenues was negative RMB0.9 million (negative US$0.1 million) in the fourth quarter of 2016, as compared to negative RMB7.3 million in the fourth quarter of 2015. The change in share-based compensation was due to the adjustment of the estimated forfeiture rate of share-based awards in the fourth quarter of 2016, which was partially offset by the newly granted share-based awards and the Company’s option exchange program implemented in the fourth quarter of 2016.

2  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

3  Games and others include web-based games, online digital reading, content sales, and other online and mobile paid services through the Company’s own platforms.

GROSS PROFIT

Gross profit for the fourth quarter of 2016 was RMB206.7 million (US$29.8 million), as compared to RMB223.7 million in the fourth quarter of 2015. Gross margin for the fourth quarter of 2016 was 50.2% as compared to 51.9% in the fourth quarter of 2015. The decrease in gross margin was primarily due to the increase in share-based compensation.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain non-cash or non-operating items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Non-GAAP gross margin, which excludes share-based compensation, for the fourth quarter of 2016 was 49.9%, as compared to 50.2% in the fourth quarter of 2015.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2016 decreased by 0.8% to RMB185.2 million (US$26.7 million) from RMB186.7 million in the fourth quarter of 2015. Share-based compensation included in operating expenses was RMB2.5 million (US$0.4 million) in the fourth quarter of 2016, as compared to RMB1.3 million in the fourth quarter of 2015. The increase was primarily due to the newly granted share-based awards and the Company’s option exchange program implemented in the fourth quarter of 2016.

Income from operations for the fourth quarter of 2016 was RMB21.5 million (US$3.1 million), as compared to RMB37.0 million in the fourth quarter of 2015. Operating margin for the fourth quarter of 2016 was 5.2%, as compared to 8.6% in the fourth quarter of 2015. The decrease in operating margin was mainly due to the increase in advertisement-related content production cost and mobile traffic acquisition expenses.

Non-GAAP income from operations for the fourth quarter of 2016, which excludes share-based compensation, was RMB23.0 million (US$3.3 million), as compared to RMB31.1 million in the fourth quarter of 2015. Non-GAAP operating margin for the fourth quarter of 2016, which excludes share-based compensation, was 5.6%, as compared to 7.2% in the fourth quarter of 2015.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/loss, loss from equity investments, including impairments, gain on the disposal of an equity investment and acquisition of available-for-sale investments, and others, net4. Total other income for the fourth quarter of 2016 increased to RMB27.1 million (US$3.9 million) from RMB10.8 million in the fourth quarter of 2015. Interest income for the fourth quarter of 2016 was RMB10.8 million (US$1.6 million), as compared to RMB7.5 million in the fourth quarter of 2015. Interest expense for the fourth quarter of 2016 was RMB3.8 million (US$0.5 million), as compared to RMB0.7 million in the fourth quarter of 2015. Foreign currency exchange gain for the fourth quarter of 2016 was RMB8.5 million (US$1.2 million), as compared to RMB0.7 million in the fourth quarter of 2015. Loss from equity investments, including impairments for the fourth quarter of 2016 was RMB0.03 million (US$0.004 million), as compared to RMB9.8 million in the fourth quarter of 2015.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the fourth quarter of 2016 was RMB39.8 million (US$5.7 million), as compared to RMB41.1 million in the fourth quarter of 2015. Net profit margin for the fourth quarter of 2016 increased to 9.7% from 9.5% in the fourth quarter of 2015. Net income per diluted ADS5 in the fourth quarter of 2016 was RMB0.55 (US$0.08), as compared to RMB0.57 in the fourth quarter of 2015.

Non-GAAP net income attributable to Phoenix New Media Limited for the fourth quarter of 2016, which excludes share-based compensation and loss from equity investments, including impairments was RMB41.4 million (US$6.0 million), as compared to RMB44.9 million in the fourth quarter of 2015. Non-GAAP net profit margin for the fourth quarter of 2016 was 10.0%, as compared to 10.4% in the fourth quarter of 2015. Non-GAAP net income per diluted ADS in the fourth quarter of 2016 was RMB0.57 (US$0.08), as compared to RMB0.62 in the fourth quarter of 2015.

For the fourth quarter of 2016, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,161,340. As of December 31, 2016, the Company had a total of 572,235,150 ordinary shares outstanding, or the equivalent of 71,529,394 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2016, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.34 billion (US$192.8 million). Restricted cash represents deposits placed as security for banking facility granted to the company, which are restricted as to their withdrawal or usage.

4  “Others, net” primarily consists of government subsidies.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Fiscal Year 2016 Financial Results

REVENUES

Total revenues for fiscal year 2016 were RMB1.44 billion (US$208.1 million), as compared to RMB1.61 billion in fiscal year 2015.

Net advertising revenues (net of advertising agency service fees) for fiscal year 2016 were flat at RMB1.23 billion (US$177.5 million), primarily due to the 53.8% year-over-year growth in mobile advertising revenues, which was offset by the decrease in PC advertising revenues.

Paid service revenues for fiscal year 2016 decreased by 44.4% to RMB212.7 million (US$30.6 million) from RMB382.7 million in fiscal year 2015, which was primarily due to the decrease in revenues generated from mobile value-added services with telecom operators.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2016 decreased to RMB726.8 million (US$104.7 million) from RMB829.4 million in fiscal year 2015, which was primarily due to the decrease in revenue sharing fees. Share-based compensation included in cost of revenues was negative RMB4.4 million (negative US$0.6 million) in fiscal year 2016, as compared to RMB6.3 million in fiscal year 2015. The decrease in share-based compensation included in cost of revenues was mainly due to adjustments of the estimated forfeiture rate of share-based awards in 2016, which was partially offset by the Company’s option exchange program implemented in the fourth quarter of 2016.

Gross profit for fiscal year 2016 was RMB718.1 million (US$103.4 million), as compared to RMB779.8 million in fiscal year 2015. Gross margin for fiscal year 2016 increased to 49.7% from 48.5% in fiscal year 2015, which was primarily due to the reduction of sales from low gross margin products in paid services. Non-GAAP gross margin, which excludes share-based compensation, for fiscal year 2016 increased to 49.4% from 48.9% in fiscal year 2015.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2016 decreased to RMB682.7 million (US$98.3 million) from RMB700.8 million in fiscal year 2015. The decrease in operating expenses was primarily attributable to the decrease in general operating expense and was partially offset by the increase in expenses associated with mobile traffic acquisition. Share-based compensation included in operating expenses decreased to RMB6.3 million (US$0.9 million) in fiscal year 2016 from RMB28.0 million in fiscal year 2015, which was mainly due to adjustments of the estimated forfeiture rate of share-based awards in 2016 and was partially offset by the Company’s option exchange program implemented in the fourth quarter of 2016.

Income from operations for fiscal year 2016 was RMB35.4 million (US$5.1 million), as compared to RMB79.0 million in fiscal year 2015. Operating margin for fiscal year 2016 was 2.4%, as compared to 4.9% in fiscal year 2015, which was primarily due to the increase in mobile traffic acquisition expenses.

Non-GAAP income from operations, which excludes share-based compensation, for fiscal year 2016 was RMB37.3 million (US$5.4 million), as compared to RMB113.3 million in fiscal year 2015. Non-GAAP operating margin for fiscal year 2016 was 2.6%, as compared to 7.0% in fiscal year 2015, which was primarily due to the increase in mobile traffic acquisition expenses.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for fiscal year 2016 increased by 9.5% to RMB80.6 million (US$11.6 million) from RMB73.6 million in fiscal year 2015. Net profit margin for fiscal year 2016 increased to 5.6% from 4.6% in fiscal year 2015. Net income per diluted ADS for fiscal year 2016 increased by 10.3% to RMB1.12 (US$0.16) from RMB1.01 in fiscal year 2015.

Non-GAAP net income attributable to Phoenix New Media Limited for fiscal year 2016, which excludes share-based compensation, loss from equity investments, including impairments, gain on disposal of an equity investments and acquisition of available-for-sale investments, was RMB84.3 million (US$12.1million), as compared to RMB145.2 million in fiscal year 2015. Non-GAAP net profit margin for fiscal year 2016 was 5.8%, as compared to 9.0% in fiscal year 2015. Non-GAAP net income per diluted ADS for fiscal year 2016 was RMB1.17 (US$0.17), as compared to RMB2.00 in fiscal year 2015.

Business Outlook

For the first quarter of 2017, the Company expects its total revenues to be between RMB285 million and RMB300 million. Net advertising revenues are expected to be between RMB239 million and RMB249 million. Paid service revenues are expected to be between RMB46 million and RMB51 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 13, 2017 (March 14, 2017 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2016 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	74732880

A replay of the call will be available through March 20, 2017 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	74732880

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net profit margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income from operations is income from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Non-GAAP net profit margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and the non-operating impact of gain/loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments, add clarity to the constituent parts of its performance. The Company reviews non-GAAP net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation and non-operating loss from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Share-based compensation and loss from equity investments, including impairments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9430 to US$1.00, the noon buying rate in effect on December 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2015	2016	2016
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	310,669	202,694	29,194
Term deposits and short term investments	769,681	781,298	112,530
Restricted cash	125,000	354,602	51,073
Accounts receivable, net	506,351	405,033	58,337
Amounts due from related parties	124,677	156,260	22,506
Prepayment and other current assets	58,574	64,069	9,228
Convertible debts from a related party	—	104,429	15,041
Deferred tax assets	35,963	54,307	7,822
Total current assets	1,930,915	2,122,692	305,731
Non-current assets:
Property and equipment, net	80,537	72,087	10,383
Intangible assets, net	12,404	9,475	1,365
Available-for-sale investments	513,994	939,432	135,306
Equity investments, net	11,610	8,809	1,269
Other non-current assets	17,746	16,047	2,311
Total non-current assets	636,291	1,045,850	150,634
Total assets	2,567,206	3,168,542	456,365
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	131,046	358,602	51,649
Accounts payable	289,148	260,902	37,578
Amounts due to related parties	19,368	18,720	2,696
Advances from customers	15,239	27,825	4,008
Taxes payable	93,120	75,652	10,896
Salary and welfare payable	114,028	130,329	18,771
Accrued expenses and other current liabilities	80,891	111,049	15,994
Total current liabilities	742,840	983,079	141,592
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	189
Long-term liabilities	18,368	21,723	3,129
Total non-current liabilities	19,680	23,035	3,318
Total liabilities	762,520	1,006,114	144,910
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,733	16,843	2,426
Class B ordinary shares	22,053	22,053	3,176
Additional paid-in capital	1,551,104	1,555,511	224,040
Statutory reserves	70,311	77,946	11,227
Retained earnings	122,093	195,069	28,096
Accumulated other comprehensive income	23,341	298,346	42,971
Total Phoenix New Media Limited shareholders’ equity	1,805,635	2,165,768	311,936
Noncontrolling interests	(949)	(3,340)	(481)
Total shareholders’ equity	1,804,686	2,162,428	311,455
Total liabilities and shareholders’ equity	2,567,206	3,168,542	456,365

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising revenues	346,190	310,439	353,158	50,865	1,226,516	1,232,210	177,475
Paid service revenues	84,579	49,583	58,724	8,458	382,680	212,697	30,635
Total revenues	430,769	360,022	411,882	59,323	1,609,196	1,444,907	208,110
Cost of revenues	(207,028)	(182,927)	(205,204)	(29,556)	(829,386)	(726,807)	(104,682)
Gross profit	223,741	177,095	206,678	29,767	779,810	718,100	103,428
Operating expenses:
Sales and marketing expenses	(82,756)	(74,210)	(102,386)	(14,747)	(346,133)	(339,171)	(48,851)
General and administrative expenses	(60,020)	(37,897)	(41,150)	(5,927)	(183,989)	(181,677)	(26,167)
Technology and product development expenses	(43,958)	(37,756)	(41,692)	(6,005)	(170,714)	(161,880)	(23,316)
Total operating expenses	(186,734)	(149,863)	(185,228)	(26,679)	(700,836)	(682,728)	(98,334)
Income from operations	37,007	27,232	21,450	3,088	78,974	35,372	5,094
Other income/(loss):
Interest income	7,482	7,943	10,785	1,553	30,234	35,113	5,057
Interest expense	(728)	(1,554)	(3,778)	(544)	(2,328)	(7,061)	(1,017)
Foreign currency exchange gain/(loss)	743	575	8,486	1,222	(1,054)	9,608	1,384
Loss from equity investments, including impairments	(9,771)	(1,242)	(29)	(4)	(41,861)	(1,776)	(256)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	—	—	—	—	4,643	—	—
Others, net	13,066	1,021	11,606	1,672	29,294	21,053	3,032
Income before tax	47,799	33,975	48,520	6,987	97,902	92,309	13,294
Income tax expense	(7,158)	(2,879)	(9,253)	(1,333)	(25,517)	(14,089)	(2,029)
Net income	40,641	31,096	39,267	5,654	72,385	78,220	11,265
Net loss attributable to noncontrolling interests	422	599	512	74	1,199	2,391	344
Net income attributable to Phoenix New Media Limited	41,063	31,695	39,779	5,728	73,584	80,611	11,609
Net income	40,641	31,096	39,267	5,654	72,385	78,220	11,265
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	13,376	(39,610)	270,303	38,932	15,869	247,336	35,624
Other comprehensive income, net of tax: foreign currency translation adjustment	27,220	2,920	15,815	2,278	22,813	27,669	3,985
Comprehensive income/(loss)	81,237	(5,594)	325,385	46,864	111,067	353,225	50,874
Comprehensive loss attributable to noncontrolling interests	422	599	512	74	1,199	2,391	344
Comprehensive income/(loss) attributable to Phoenix New Media Limited	81,659	(4,995)	325,897	46,938	112,266	355,616	51,218
Net income attributable to Phoenix New Media Limited	41,063	31,695	39,779	5,728	73,584	80,611	11,609
Net income per Class A and Class B ordinary share:
Basic	0.07	0.06	0.07	0.01	0.13	0.14	0.02
Diluted	0.07	0.05	0.07	0.01	0.13	0.14	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.57	0.44	0.55	0.08	1.03	1.12	0.16
Diluted	0.57	0.44	0.55	0.08	1.01	1.12	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	572,175,288	574,124,546	574,115,251	574,115,251	571,247,723	573,521,536	573,521,536
Diluted	578,625,484	577,432,460	577,290,719	577,290,719	580,785,256	577,037,906	577,037,906

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	346,190	310,439	353,158	50,865	1,226,516	1,232,210	177,475
Paid service	84,579	49,583	58,724	8,458	382,680	212,697	30,635
Total revenues	430,769	360,022	411,882	59,323	1,609,196	1,444,907	208,110
Cost of revenues
Net advertising service	143,144	151,770	174,005	25,062	557,421	598,040	86,136
Paid service	63,884	31,157	31,199	4,494	271,965	128,767	18,546
Total cost of revenues	207,028	182,927	205,204	29,556	829,386	726,807	104,682
Gross profit
Net advertising service	203,046	158,669	179,153	25,803	669,095	634,170	91,339
Paid service	20,695	18,426	27,525	3,964	110,715	83,930	12,089
Total gross profit	223,741	177,095	206,678	29,767	779,810	718,100	103,428

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2015				Three Months Ended September 30, 2016				Three Months Ended December 31, 2016
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	223,741	(7,289	)(1)	216,452	177,095	(5,115	)(1)	171,980	206,678	(949	)(1)	205,729
Gross margin	51.9%			50.2%	49.2%			47.8%	50.2%			49.9%
Income from operations	37,007	(5,957	)(1)	31,050	27,232	(8,186	)(1)	19,046	21,450	1,542	(1)	22,992
Operating profit margin	8.6%			7.2%	7.6%			5.3%	5.2%			5.6%
		(5,957	)(1)			(8,186	)(1)			1,542	(1)
		9,771	(2)			1,242	(2)			29	(2)
Net income attributable to Phoenix New Media Limited	41,063	3,814		44,877	31,695	(6,944)		24,751	39,779	1,571		41,350
Net profit margin	9.5%			10.4%	8.8%			6.9%	9.7%			10.0%
Net income per ADS—diluted	0.57			0.62	0.44			0.34	0.55			0.57
Weighted average number of ADSs used in computing diluted net income per ADS	72,328,186			72,328,186	72,179,058			72,179,058	72,161,340			72,161,340

(1) Share-based compensation

(2) Loss from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.

	Twelve Months Ended December 31, 2015				Twelve Months Ended December 31, 2016
		Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	779,810	6,335	(1)	786,145	718,100	(4,367	)(1)	713,733
Gross margin	48.5%			48.9%	49.7%			49.4%
Income from operations	78,974	34,354	(1)	113,328	35,372	1,890	(1)	37,262
Operating margin	4.9%			7.0%	2.4%			2.6%

		34,354	(1)
		41,861	(2)			1,890	(1)
		(4,643	)(3)			1,776	(2)
Net income attributable to Phoenix New Media Limited	73,584	71,572		145,156	80,611	3,666		84,277
Net profit margin	4.6%			9.0%	5.6%			5.8%
Net income per ADS—diluted	1.01			2.00	1.12			1.17
Weighted average number of ADSs used in computing diluted net income per ADS	72,598,157			72,598,157	72,129,738			72,129,738

(1) Share-based compensation

(2) Loss from equity investments, including impairments

(3) Gain on disposal of an equity investment and acquisition of available-for-sale investments

Non-GAAP to GAAP reconciling items have no income tax effect.

Details of cost of revenues are as follows:

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(Amounts in thousands)	2015	2016	2016	2016	2015	2016	2016
	RMB Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Audited*	RMB Unaudited	US$ Unaudited
Revenue sharing fees	46,603	16,559	17,340	2,497	216,973	72,027	10,374
Content and operational costs	106,585	119,538	138,635	19,969	406,741	470,813	67,811
Bandwidth costs	19,662	16,404	15,160	2,183	83,170	64,200	9,247
Sales taxes and surcharges	34,178	30,426	34,069	4,907	122,502	119,767	17,250
Total cost of revenues	207,028	182,927	205,204	29,556	829,386	726,807	104,682

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.